IMAGE TECHNOLOGY LABORATORIES, INC.
                                167 SCHWENK DRIVE
                            KINGSTON, NEW YORK 12401



                                                                 March 12, 2002



VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  RE:      IMAGE TECHNOLOGY LABORATORIES, INC.
                           POST EFFECTIVE AMENDMENT NO. 1 TO
                           FORM SB-2 FILED OCTOBER 29, 2001
                           FILE NO. 333-33678

Ladies and Gentlemen:

         The above referenced post effective amendment to registration statement file number 333-33678 (the "Amendment") was filed with the Securities and Exchange Commission by Image Technology Laboratories, Inc. (the "Company") on October 29, 2001.

         The Company requires additional time to respond to, and comply with, the staff's comments on the Amendment before it becomes effective. The Company, therefore, wishes to withdraw the Amendment with the intention of filing subsequently a new amendment which complies with the staff's comments. Accordingly, the Company hereby withdraws the Amendment effective upon filing of this letter.

         If you have any questions regarding the Company's request or the Amendment, please contact the Company's Chairman, David Ryon, MD at (845) 338-3366 or Jeffrey Rinde, Esq. of Bondy & Schloss LLP, the Company's counsel
(212)-661-3535.

                                      Very truly yours,

                                      Image Technology Laboratories, Inc.



                                      By: /S/ DAVID RYON, MD
                                      ----------------------
                                          David Ryon, MD
                                          Chairman



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